UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.10)*

                               VISX, Incorporated
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    92844S105
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel,
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 2, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 92844S105

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                   3,245,505

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                   3,245,505

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,245,505

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           6.29%
14       TYPE OF REPORTING PERSON*
                  PN

                                                   SCHEDULE 13D
CUSIP No. 92844S105

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                   2,774,500

         8        SHARED VOTING POWER
                   3,245,505

         9        SOLE DISPOSITIVE POWER
                   2,774,500

         10       SHARED DISPOSITIVE POWER
                   3,245,505

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   6,020,005

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           11.67%
14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D
CUSIP No. 92844S105

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                   6,020,005

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                   6,020,005

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   6,020,005

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           11.67%
14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D
CUSIP No. 92844S105

1        NAME OF REPORTING PERSON
                  Gail Golden

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                       1,800

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                       1,800

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       1,800

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.00349%
14       TYPE OF REPORTING PERSON*
         IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

     The Schedule 13D filed with the U.S. Securities and Exchange Commission on October 20, 2000, relating to the common shares, $.01 par value (the "Shares"), of VISX, Incorporated, a Delaware corporation (the "Issuer" or "VISX") and amended on November 6, 2000, December 5, 2000, December 15, 2000, April 18, 2001, April 20, 2001, April 23, 2001, May 1, 2001, November 20, 2001 and March
13, 2002 by the Registrants, is amended to furnish additional information set forth herein. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 4.  Purpose of Transaction

     Item 4 is hereby amended to add the following:

     On December 2, 2002, Barberry Corp. notified Issuer, in accordance with Issuer's By-laws, of its intention to propose the nomination of a person for election as a director at the forthcoming 2003 annual meeting of Issuer's stockholders. A copy of the notification letter ("the Notification Letter") is attached hereto as Exhibit 1. The Notification Letter provides Issuer with certain information required by Issuer's By-laws concerning Barberry and certain of its affiliates and concerning the nominee.

     In furtherance thereof, High River has entered into an agreement with the intended nominee (the "Nominee Agreement") named in the Notification Letter. The form of the Nominee Agreement is attached hereto as Exhibit 2.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

1.  Notification Letter from Barberry Corp. to Issuer dated November 27, 2002.
2.  Form of Nominee Agreement.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 2, 2002


BARBERRY CORP.


By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: President


HIGH RIVER LIMITED PARTNERSHIP

         By:      BARBERRY CORP.,
         General Partner


         By:      /s/ Carl C. Icahn
                  Name:  Carl C. Icahn
                  Title: President



/s/ Gail Golden
GAIL GOLDEN



/s/ Carl C. Icahn
CARL C. ICAHN


   [Signature Page of Amendment No. 10 of Schedule 13D with respect to VISX,
                                 Incorporated]

EXHIBIT 1


                                 Barberry Corp.
                               1 Wall Street Court
                               New York, NY 10005





                                                              November 27, 2002



Via Federal Express
VISX, Incorporated
3400 Central Expressway
Santa Clara, CA 95051-0703
Attention: Office of the Secretary


                  Re:      Stockholder Notice to Submit Business


Ladies and Gentlemen:

     Barberry Corp. ("Barberry") is hereby submitting this notice on the date hereof in order to comply with the requirements (the "Bylaw Requirements") set forth in Article II, Section 5 of the By-Laws of VISX, Incorporated (the "Corporation"). Barberry's address is 1 Wall Street Court, New York, New York 10005. Barberry is the record owner directly of 1,000 shares (the "Direct Shares") of common stock, par value $.01 per share, of the Corporation ("Common Stock"), which constitutes less than one percent (1%) of the outstanding Common Stock. Barberry and its affiliates own beneficially approximately 11.67% of the outstanding Common Stock. For further information on the beneficial ownership of the Corporation's securities by Barberry and the affiliates of Barberry, including, without limitation, High River Limited Partnership ("High River"), and Carl C. Icahn and Gail Golden, reference should be made to Annex A to this notice.

     Barberry hereby represents that it intends to appear at the 2003 annual meeting of the Corporation's stockholders (the "Annual Meeting") in person or by proxy to submit the business specified in this notice.

     Barberry is seeking at the Annual Meeting to elect Mr. Keith Meister as a member of the Board of Directors of the Corporation and, in that regard, proposes to nominate Mr. Meister as its nominee (the "Nominee" or the "Slate") for election as a director of the Corporation at the Annual Meeting. In that regard, Barberry intends to propose the following resolution at the Annual Meeting (and/or any other form of resolution required by the Corporation to nominate these Nominees):

          "It is hereby being resolved, that Mr. Keith Meister is nominated to be elected as a member of the Board of Directors of the Corporation."


     As required by the Bylaw Requirements, Barberry hereby advises you that certain information relating to the Nominee is set forth in Annex C of this notice. Except as set forth herein or in any of the Annexes (or any attachments thereto), to the best knowledge of Barberry (i) the Nominee does not own any securities of the Corporation or any parent or subsidiary of the Corporation, directly or indirectly, beneficially or of record, or has purchased or sold any securities of the Corporation within the past two years, and none of his associates beneficially owns, directly or indirectly, any securities of the Corporation, (ii) neither the Nominee, his associates or any member of his immediate family, nor Barberry or its associates has any arrangement or understanding with any person (a) with respect to any future employment by the Corporation or its affiliates or (b) with respect to future transactions to which the Corporation or any of its affiliates will or may be a party, nor any material interest, direct or indirect, in any transaction, or series of similar transactions, that has occurred since January 1, 2001 or any currently proposed transaction, or series of similar transactions, to which the Corporation or any of its subsidiaries was or is to be a party and in which the amount involved exceeds $60,000, (iii) except for the nominee agreement, dated November 25, 2002 in the form substantially similar to the Nominee Agreement (as defined below), the Nominee is not, or was not within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Corporation, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies, (iv) except for the nominee agreement, dated November 25, 2002 in the form substantially similar to the Nominee Agreement (as defined below), the Nominee or any of his associates has any arrangement or understanding with any person pursuant to which he was or is to be selected as a director, nominee or officer of the Corporation and (v) there is no other information with respect to any Nominee that is required to be disclosed in solicitations of proxies for election of directors or is otherwise required by the rules and regulations of the SEC promulgated under the Securities Exchange Act of 1934, as amended. Matters disclosed in any part of this notice, including the Annexes and any attachments thereto, should be deemed disclosed for all purposes of this notice. The written consent of the Nominees as required by the Bylaw Requirements is attached as Annex D.

     The following is a general description of all arrangements or understandings between certain affiliates of Barberry, including, without limitation, High River and the Nominee and any other person, pursuant to which the nomination or nominations set forth above are being made, which, to the extent the same is memorialized in an agreement and annexed to this notice, is qualified in its entirety by reference to the more complete and detailed information contained in such agreements:

     Agreement with Nominee

     High River has entered into a letter agreement (the "Nominee Agreement") with the Nominee. A copy of the form of the Nominee Agreement is attached hereto as Annex B, and provides, among other things, as follows:

          * The Nominee acknowledges that he has agreed to become a member of the Slate to stand for election as director of the Corporation in connection with a proxy contest with management of the Corporation in respect of the election of directors of the Corporation at the Annual Meeting.

          * High River has agreed to pay the costs of the proxy contest.

          * High River has agreed to indemnify the Nominee from and against any losses incurred by the Nominee arising from any action relating to the Nominee's role as the nominee on the Slate, absent gross negligence or willful misconduct.

     Barberry will promptly provide any other information reasonably requested by the Corporation pursuant to the Bylaw Requirements. Please be advised, however, that, notwithstanding the compliance by Barberry with the Bylaw Requirements, neither the delivery of this notice in accordance with the terms of the Bylaws Requirements nor the delivery of any additional information, if any, provided by Barberry or any of its affiliates to the Corporation from and after the date hereof shall be deemed to constitute an admission by Barberry or any of its affiliates of the legality or enforceability of the Bylaw Requirements or a waiver by any such person or entity of its right to, in any way, contest or challenge the enforceability thereof. Barberry reserves the right to nominate additional nominees, in the event the Corporation, by the appropriate corporate action, increased or increases the number of directors of its Board of Directors to be greater than seven (7).


                                                     Very truly yours,


                                                     /s/ Edward E. Mattner
                                                     Edward E. Mattner
                                                     Authorized Signatory


              [signature page to VISX stockholder proposal notice]

                                                                         ANNEX A



     High River is the direct beneficial owner of 3,245,505 shares of the Corporation's common stock ("Shares"). Barberry is the direct beneficial owner of 2,774,500 shares of the Corporation's common stock and, in addition, as the sole general partner of High River, Barberry may be deemed to be the indirect beneficial owner of 3,245,505 shares of the Corporation's common stock. Gail Golden, a spouse of Mr. Icahn, is the direct beneficial owner of 1,800 shares of the Corporations common stock.

     Barberry is wholly owned by Carl C. Icahn. As such, Mr. Icahn may be deemed to be the indirect beneficial owner of 6,020,005 shares of the Corporation's common stock.

     Mr. Icahn and several of his affiliates have entered into a confidentiality agreement dated July 17, 2001 with VISX.

                                                                         ANNEX B

                         High River Limited Partnership



                                                              November 25, 2002



Dear Mr. Meister:



     This will confirm our understanding as follows:

     1. You have agreed to become a member of a slate of nominees (the "Slate") to stand for election as directors of VISX, Incorporated ("VISX") in connection with a proxy contest with management of VISX in respect of the election of directors of VISX at the 2003 Annual Meeting of Stockholders of VISX (the "2003 Annual Meeting"), expected to be held in May 2003, or a special meeting of stockholders of VISX called for a similar purpose (the "Proxy Contest").

     2. The undersigned agrees to pay the costs of the Proxy Contest.

     3. You understand that, pursuant to the By-Laws of VISX, it may be difficult, if not impossible, to replace nominees who, such as yourself, have agreed to serve on the Slate and later change their minds and determine not to seek election. Accordingly, the Slate is relying upon your agreement to seek nomination. In that connection, you are being supplied with questionnaires in which you will provide the undersigned with information necessary for the undersigned to make appropriate disclosure both to VISX and for use in creating the proxy material to be sent to stockholders of VISX and to be filed with the Securities and Exchange Commission. You have agreed that (i) you will immediately complete and sign the questionnaire and return it to the undersigned and (ii) your responses to the questions contained therein will be true and correct in all respects. In addition, you have agreed that, concurrently with your execution of this letter, you will execute a letter or other instrument directed to VISX informing VISX that you consent to being a nominee of the undersigned for the election as a director of VISX and, if elected, consent to serving as a director of VISX.

     4. The undersigned hereby agrees that, so long as you actually serve on the Slate, the undersigned will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating solely to your role as a nominee for director of VISX on the Slate. Your right of indemnification hereunder shall continue after the election has taken place but only for events which occurred during the period from the date hereof until the date of the 2003 Annual Meeting or special meeting of stockholders regarding the election of the Slate in the event that you are a candidate for election at such special meeting. Anything to the contrary herein notwithstanding, the undersigned is not indemnifying you for any action taken by you or on your behalf which occurs prior to the date hereof or subsequent to the 2003 Annual Meeting or such earlier time as you are no longer a nominee of the Slate for election to VISX's Board of Directors or for any actions taken by you as a director of VISX, if you are elected. Nothing herein shall be construed to provide you an indemnity: (i) in the event you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; or (ii) if you acted in a manner which constitutes gross negligence or willful misconduct. In the event that you shall make any claim for indemnification hereunder, you shall promptly notify the undersigned in the event of any third-party claims actually made against you or known by you to be threatened. In addition, with respect to any such claim, the undersigned shall be entitled to control your defense with counsel chosen by the undersigned. The undersigned shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, the undersigned may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

     5. Each of us recognizes that should you be elected to the Board of Directors of VISX all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duty to the stockholders of VISX and, as a result, that there is, and can be, no agreement between you and the undersigned which governs the decisions which you will make as a director of VISX, including, without limitation, the matters described in paragraph 3 above.

     Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

                                            Very truly yours,

                                            High River Limited Partnership
                                            By: Barberry Corp., General Partner


                                            By: _______________________________
                                            Name: Edward E. Mattner
                                            Its: Authorized Signatory


Agreed to and Accepted as
of the date first above written:

________________________
Name: Keith Meister

                                                                         ANNEX C

     KEITH MEISTER


Name:                     Keith Meister (the "Nominee")

Age:                      29

Business Address:         767 Fifth Avenue
                          New York, NY 10153
                          285 Lafayette Street
Residence Address:        New York, NY 10003


     Set forth below is a brief description of the Nominee's business experience during the past five years, including the Nominee's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on and the Nominee's current principal occupation or employment:

     Keith Meister, 29, has served as senior investment analyst of High River Limited Partnership, a company affiliated with Carl C. Icahn, since June, 2002. From March 2000 through 2001, Mr. Meister co-founded and served as co-president of J Net Ventures, a $100 million venture capital fund focused on investments in information technology and enterprise software businesses. From 1997 through 1999, Mr. Meister served as an investment professional at Northstar Capital Partners, an opportunistic investment partnership with assets in excess of $2 billion. Prior to Northstar, Mr. Meister served as an investment analyst in the investment banking group at Lazard Freres. Mr. Meister received his A.B. in Government (cum laude) from Harvard College in 1995.

     The entities listed above are not a parent, subsidiary or other affiliate of VISX, Incorporated ("VISX"). The Nominee does not hold any positions or offices with VISX.

     The Nominee is not currently is a director of any company that has a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") or that is subject to the requirements of Section 15(d) of the Exchange Act or that is registered as an investment company under the Investment Company Act of 1940. However, Mr. Meister's nomination for the board of directors of XO Communications, Inc. is pending; it is anticipated that Mr. Meister will become a director of the company upon the emergence of the company from its bankruptcy reorganization

                                                                         ANNEX D




                               CONSENT OF NOMINEE

     The undersigned hereby consents to being named as a nominee for election as a director of VISX, Incorporated (the "Company"), in the proxy statement and other materials concerning the undersigned's nomination in connection with the solicitation of proxies from stockholders of the Company to be voted at the 2003 annual meeting of stockholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.



                                             /s/ Keith Meister
                                             Keith Meister

                                                                     EXHIBIT 2




                         High River Limited Partnership



                                                              November 25, 2002



Dear Mr. Meister:



         This will confirm our understanding as follows:

     1. You have agreed to become a member of a slate of nominees (the "Slate") to stand for election as directors of VISX, Incorporated ("VISX") in connection with a proxy contest with management of VISX in respect of the election of directors of VISX at the 2003 Annual Meeting of Stockholders of VISX (the "2003 Annual Meeting"), expected to be held in May 2003, or a special meeting of stockholders of VISX called for a similar purpose (the "Proxy Contest").

     2. The undersigned agrees to pay the costs of the Proxy Contest.

     3. You understand that, pursuant to the By-Laws of VISX, it may be difficult, if not impossible, to replace nominees who, such as yourself, have agreed to serve on the Slate and later change their minds and determine not to seek election. Accordingly, the Slate is relying upon your agreement to seek nomination. In that connection, you are being supplied with questionnaires in which you will provide the undersigned with information necessary for the undersigned to make appropriate disclosure both to VISX and for use in creating the proxy material to be sent to stockholders of VISX and to be filed with the Securities and Exchange Commission. You have agreed that (i) you will immediately complete and sign the questionnaire and return it to the undersigned and (ii) your responses to the questions contained therein will be true and correct in all respects. In addition, you have agreed that, concurrently with your execution of this letter, you will execute a letter or other instrument directed to VISX informing VISX that you consent to being a nominee of the undersigned for the election as a director of VISX and, if elected, consent to serving as a director of VISX.

     4. The undersigned hereby agrees that, so long as you actually serve on the Slate, the undersigned will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating solely to your role as a nominee for director of VISX on the Slate. Your right of indemnification hereunder shall continue after the election has taken place but only for events which occurred during the period from the date hereof until the date of the 2003 Annual Meeting or special meeting of stockholders regarding the election of the Slate in the event that you are a candidate for election at such special meeting. Anything to the contrary herein notwithstanding, the undersigned is not indemnifying you for any action taken by you or on your behalf which occurs prior to the date hereof or subsequent to the 2003 Annual Meeting or such earlier time as you are no longer a nominee of the Slate for election to VISX's Board of Directors or for any actions taken by you as a director of VISX, if you are elected. Nothing herein shall be construed to provide you an indemnity: (i) in the event you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; or (ii) if you acted in a manner which constitutes gross negligence or willful misconduct. In the event that you shall make any claim for indemnification hereunder, you shall promptly notify the undersigned in the event of any third-party claims actually made against you or known by you to be threatened. In addition, with respect to any such claim, the undersigned shall be entitled to control your defense with counsel chosen by the undersigned. The undersigned shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, the undersigned may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

     5. Each of us recognizes that should you be elected to the Board of Directors of VISX all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duty to the stockholders of VISX and, as a result, that there is, and can be, no agreement between you and the undersigned which governs the decisions which you will make as a director of VISX, including, without limitation, the matters described in paragraph 3 above.

     Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

                                             [Signature Page Follows]

                                            Very truly yours,

                                            High River Limited Partnership
                                            By: Barberry Corp., General Partner


                                            By:_______________________________
                                            Name: Edward E. Mattner
                                            Its: Authorized Signatory


Agreed to and Accepted as
of the date first above written:


________________________
Name:    Keith Meister



                   [Signature Page to VISX Nominee Agreement]